

AMERICAN FINANCIAL GROUP, INC.

April 23, 2007

Ms. Ibolya Ignat   Re: American Financial Group, Inc.
Staff Accountant   Form 10-K for December 31, 2005
Securities and Exchange Commission   Filed on March 7, 2006
Washington, D.C. 20549   File No. 000-01532

Dear Ms. Ignat:

We would like to thank the Staff for the time spent Wednesday, April 18th discussing the appropriate accounting for our residual value ("RVI") contracts on automobiles.

During our discussion, the Staff indicated that it would not object to using a correlation analysis focusing on *settlement* values as outlined in paragraph 254 of SFAS No. 133 in order to determine whether our RVI contracts are subject to derivative accounting under paragraph 10(e) of that standard. To assist in the Staff's consideration we were asked to modify our previous analysis described in our March 15, 2007 letter to correlate "Actual Loss" to "Hypothetical Black Book Based Loss" where the latter loss is determined based on a policy that was *required* to be settled on Black Book (as opposed to the Black Book feature in our policies that settle on the greater of Black Book or Actual Sales Value).

We discussed with our internal RVI business personnel the Staff's suggestion to modify the calculation of the hypothetical Black Book settlement so that it would be based on a contract that was required to be settled on Black Book. We determined that it would be reasonable to assume a 5% to 10% reduction in Contract Residual Value to compensate for forfeiting the opportunity to utilize Actual Sales Value to reduce potential losses. To test the reasonableness of these reductions in CRV, we calculated what percentage reduction in CRV would produce a Hypothetical Black Book Based Loss equal to the Actual Losses recorded on the 116,000 leases in our analysis. The presumption is that we would have been willing to take similar aggregate exposure to that which was, in fact, taken under our contracts. This calculation showed that a 9% reduction in CRV, with all contracts being settled on Black Book Value, would result in losses totaling $74 million, the amount of losses actually incurred under contracts having both the Black Book and Actual Sales Value provisions.

We re-ran our regression analysis comparing Actual Losses (CRV minus Sales Proceeds or Black Book -whichever was greater-, but not less than zero since we don't pay if proceeds exceed CRV) to the new Hypothetical Black Book Based Losses (91% of CRV minus Black Book, again not less than zero): This analysis resulted in a common variance ("r-squared") of 35.5%.

In this analysis, the correlation of proforma and actual settlement amounts has decreased. This is due to the fact that the analysis reducing the CRV to provide a hypothetical contract alters the proforma valuation of all contracts. The impact on those settled using Black Book is notable because in our initial analysis those items (which represented 9% of total settlements) were 100% correlated to actual losses. In the revised calculation, any contract that is 100% correlated would be random chance. To illustrate, consider line #4 of the table on page 2 of our March 15 letter to you.

VIN No.	Contract Residual Value	Black Book Value	Hypothetical Black Book Based Loss	Actual Sales Value	Actual Loss	Loss Based On
As Presented:						
1NXBR12EX1Z514294	$7,746	$6,750	$996	$4,800	$996	Black Book
Pro Forma:						
1NXBR12EX1Z514294	$7,049	$6,750	$299	$4,800	$996	Black Book

As you can see, this and all other contracts actually settled on Black Book would change from having no variance to having a variance equal to the reduction in CRV. In the example above, the contract went from no difference between hypothetical Black Book and Actual settlement to a difference of $697.

Note that in those instances where actual losses are less than 9% of CRV the hypothetical contract would have no loss as compared to positive actual losses. This further contributes to the change observed in the level of correlation.

While we continue to believe that our original approach was appropriate, this revised analysis continues to have results that are still well below the threshold for being considered "highly correlated." Accordingly, we believe this analysis further supports that our contracts are not subject to SFAS No. 133 under paragraphs 10(e) and 254. We would be happy to discuss this analysis and any further thoughts the Staff may have following our conversation on April 18. You may contact me at (513) 579-6633 (FAX: (513) 369-5750).

American Financial Group, Inc.

BY: _Keith A. Jensen_

Keith A. Jensen
Senior Vice President
(principal financial and
accounting officer)

cc: Todd Hardiman   Kathy Cole
    Stephanie Hunsaker   Ashley Carpenter
    Lisa Vanjoske   Nilima Shah